Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 18, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

VNUS Medical Technologies, Inc.

at

$29.00 Net Per Share

by

Covidien Delaware Corp.

a wholly owned subsidiary of

Covidien Group S.a.r.l.

Covidien Delaware Corp., a Delaware corporation (the “Purchaser”) and direct wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Covidien Group”), is making an offer to purchase all of the outstanding shares of Common Stock, $0.001 par value per share (the “Shares”), of VNUS Medical Technologies, Inc., a Delaware corporation (“VNUS”), at a price of $29.00 per share, net to the seller, in cash, for each outstanding Share (such price, or any higher price per Share as may be paid pursuant to the Offer, is referred to in this announcement as the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., which is acting as the Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Depositary and D.F. King & Co., Inc., which is acting as the Information Agent (the “Information Agent”).

The Purchaser is offering to purchase all of the Shares as a first step in acquiring the entire equity interest in VNUS. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JUNE 17, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to any Shares owned by the Purchaser and Covidien Group, represents a majority of the issued and outstanding Shares (which, for purposes of such calculation, includes all Shares underlying restricted stock units and Shares that VNUS may be required to issue pursuant to stock options that are outstanding at that date, regardless of the exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”), and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2009 (the “Merger Agreement”), among Covidien Group, the Purchaser and VNUS, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into VNUS, with the surviving entity, VNUS, becoming a direct wholly owned subsidiary of Covidien

Group (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Covidien Group, the Purchaser, VNUS or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon. The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; The Merger Agreement; Plans for VNUS” of the Offer to Purchase.

At a meeting held on May 7, 2009, the Board of Directors of VNUS unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of VNUS’s stockholders; (ii) approved the Merger Agreement, the Offer and the Merger; and (iii) recommended that the stockholders of VNUS accept the Offer and tender their Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, the Purchaser may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of VNUS, the Purchaser will not:

•	reduce the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased by Purchaser pursuant to the Offer;

•	waive or change the Minimum Condition;

•	impose additional conditions to the Offer or amend any conditions to the Offer to broaden their scope;

•	extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as allowed in the Merger Agreement; or

•	otherwise amend any other term or condition to the Offer in a manner materially adverse to the holders of Shares.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), the Purchaser may:

•	unless forced to extend the Offer by VNUS, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

In addition, the Purchaser may elect to provide a “subsequent offering period” of at least three business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 16, 2009. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its reasonable discretion, which determination will be final and binding. None of the Purchaser, Covidien Group, VNUS, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. See Section 5 “Material U.S. Federal Tax Consequences of the Offer and the Merger,” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

VNUS has provided the Purchaser with VNUS’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Stockholders Call Toll Free: (800) 290-6429 (from the U.S. and Canada) or

(212) 269-5550 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 269-5550

May 18, 2009